Exhibit 24
CONFIRMING STATEMENT
This Statement confirms that the undersigned, Kenneth A. Grossman, has authorized and designated each of Robert Lande and David S. Sassoon to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of FXCM Inc. The authority of Robert Lande and David S. Sassoon under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of FXCM Inc., unless earlier revoked in writing. The undersigned acknowledges that Robert Lande and David S. Sassoon are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

By:	/s/ Kenneth A. Grossman
Name:	Kenneth A. Grossman

Date:	November 30, 2010